Profit and Loss

Paraiso Plant Studio

January 1-September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Product Sales	635.58
Services	782.22
Shopify Refunds	-14,396.60
Shopify Sales	704,736.13
Shopify Shipping	4,061.83
Tips for Distribution	11,167.68
Total for Income	**$706,986.84**
Cost of Goods Sold	
Cost of Goods Sold	28,159.21
Cost of Products Sold	
Plants - COGS	198,708.47
Shipping, Freight & Delivery - COS	2,169.57
Total for Cost of Products Sold	**$200,878.04**
Total for Cost of Goods Sold	**$229,037.25**
Gross Profit	**$477,949.59**
Expenses	
Advertising & Marketing	3,618.75
Apps/Software/Web Services	11,373.09
Ask My Client/Accountant	-9,030.00
Bank Charges & Fees	2,400.17
Car & Truck	2,416.75
Charitable Contributions	1,531.99
Dues and Subscriptions	306.00
Employee Benefits	25,887.40
Employee Salaries & Wages	142,643.86
Employee Tips Paid	1,322.02
Employer Payroll Tax Expenses	21,670.53
Insurance	
Insurance - Auto	2,700.00
Insurance - Business	7,468.65
Workers Comp Insurance	3,439.38
Total for Insurance	**$13,608.03**
Interest Paid	8,592.91
Job Supplies	2,748.60
Legal & Professional Services	$477.27
Bookkeeping Services	455.00
Total for Legal & Professional Services	**$932.27**
Meals & Entertainment	5,222.17
New Store	2,784.20

Profit and Loss

Paraiso Plant Studio
January 1-September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Office Supplies	3,835.57
Other Business Expenses	4,030.20
Payroll Processing fees	1,673.00
Rent & Lease	
1780 4th St Rent	96,243.39
Total for Rent & Lease	**$96,243.39**
Repairs & Maintenance	1,031.53
Sales Tax Payable	64,769.17
Sales Tax Penalty	6,561.22
Security	325.32
Shopify Fees	19,181.54
Taxes & Licenses	35,849.20
Telephone	1,010.24
Travel	1,625.83
Utilities	16,270.61
Total for Expenses	**$490,435.56**
Net Operating Income	**-$12,485.97**
Other Income	
CC Rewards	576.85
Total for Other Income	**$576.85**
Other Expenses	
Net Other Income	**$576.85**
Net Income	**-$11,909.12**

Balance Sheet

Paraiso Plant Studio
As of September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
6017 Paraiso LLC Checking	35,105.33
8365 Paraiso Checking	4,028.45
Doordash Clearing	-137.19
Mech Checking (0050)	0.00
Shopify Holding-F	0.00
Shopify Holding-P	0.00
Total for Bank Accounts	**$38,996.59**
Accounts Receivable	
Other Current Assets	
Cash Payments	7.02
Inventory	39,822.50
Prepaid Rent and Deposit	3,400.00
Shopify Carried Balances	0.00
Shopify Clearing Account	-790.34
Shopify Pending Balances	278.28
Transfers with Flor	29,322.10
Undeposited Funds	0.00
Total for Other Current Assets	**$72,039.56**
Total for Current Assets	**$111,036.15**
Fixed Assets	
Accumulated Depreciation	-37,121.00
Furniture & Fixtures	51,691.31
Vehicles	17,000.00
Total for Fixed Assets	**$31,570.31**
Other Assets	
Total for Assets	**$142,606.46**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Business Adv - 6124 - 1	1,350.93
Business Adv - 8395 - 1	52,595.42
CORP Account - 3753 - 1	-6,416.66
Shopify CC	-37,268.80

Balance Sheet

Paraiso Plant Studio
As of September 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$10,260.89**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Gift Cards/Store Credit	0.00
Out Of Scope Agency Payable	67.44
Payroll Liabilities Payable	9,251.25
Shopify Gift Card Liabilities	28,419.02
Shopify Loan	132,215.05
Shopify Sales Tax Collected	104,760.56
True up account	0.00
Undistributed Tips	2,554.43
Total for Other Current Liabilities	**$277,267.75**
Total for Current Liabilities	**$287,528.64**
Long-term Liabilities	
Blum Loan 1	0.00
Blum Loan 2	0.00
Blum Loan 3	23,580.00
EIDL Loan	5,088.63
Working Solutions Loan	30,829.06
Total for Long-term Liabilities	**$59,497.69**
Total for Liabilities	**$347,026.33**
Equity	
Opening Balance Equity	-12,983.61
Owner's Contributions	13,825.83
Owner's Draw	-141,539.33
Retained Earnings	-51,813.64
Net Income	-11,909.12
Total for Equity	**-$204,419.87**
Total for Liabilities and Equity	**$142,606.46**

Statement of Cash Flows

Paraiso Plant Studio
January 1-September 30, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,909.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Business Adv - 6124 - 1	1,261.05
Business Adv - 8395 - 1	40,823.49
California Department of Tax and Fee Administration Payable	-2,277.90
Cash Payments	-7.02
CORP Account - 3753 - 1	-35,773.08
Payroll Liabilities Payable	9,251.25
Shopify Carried Balances	0.00
Shopify CC	-75,530.23
Shopify Clearing Account	3,480.99
Shopify Gift Card Liabilities	-598.48
Shopify Loan	74,203.05
Shopify Pending Balances	-42.52
Shopify Sales Tax Collected	74,254.10
Transfers with Flor	19,228.57
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$108,273.27**
Net cash provided by operating activities	**$96,364.15**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Blum Loan 3	-17,725.00
EIDL Loan	-243.00
Owner's Contributions	3,192.93
Owner's Draw	-66,596.29
Working Solutions Loan	-9,770.48
Net cash provided by financing activities	**-$91,141.84**
NET CASH INCREASE FOR PERIOD	**$5,222.31**
Cash at beginning of period	**$33,774.28**
CASH AT END OF PERIOD	**$38,996.59**